FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Director/PDMR Shareholding

1 May 2019 12:00 BST

Transactions by Persons Discharging Managerial Responsibilities
Disclosure under Article 19 of the EU Market Abuse Regulation

AstraZeneca PLC (the Company) announces that, on 29 and 30 April 2019, it was notified of transactions in the Company's ordinary shares of $0.25 each (Ordinary Shares) and American Depositary Shares (ADSs) by certain Persons Discharging Managerial Responsibilities of the Company (PDMRs) as set out below. Two ADSs are equivalent to one Ordinary Share.

PDMR	Position	Nature of the transaction	Quantity	Price
Pascal Soriot	Chief Executive Officer	Purchase of Ordinary Shares	17,100	GB£58.255
Philip Broadley	Non-Executive Director	Purchase of Ordinary Shares	520	GB£57.38
Sheri McCoy	Non-Executive Director	Purchase of ADSs	2,372	US$38.1783
Sheri McCoy	Non-Executive Director	Purchase of ADSs	100	US$38.172
Deborah DiSanzo	Non-Executive Director	Purchase of ADSs	1,000	US$38.3056

Further details are set out in the attached notifications, made in accordance with the requirements of the EU Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Pascal Soriot
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.25 each in AstraZeneca PLC GB0009895292
b)	Nature of the transaction	Share purchase
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GB£58.255	17,100
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	29 April 2019
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Philip Broadley
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.25 each in AstraZeneca PLC GB0009895292
b)	Nature of the transaction	Share purchase
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GB£57.38	520
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	30 April 2019
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sheri McCoy
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	AstraZeneca PLC American Depositary Shares CUSIP: 046353108
b)	Nature of the transaction	Purchase of AstraZeneca PLC American Depositary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$38.1783	2,372
		US$38.175	100
d)	Aggregated information - Aggregated volume - Price	2,472 US$38.178
e)	Date of the transaction	29 April 2019
f)	Place of the transaction	NYSE

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Deborah DiSanzo
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	AstraZeneca PLC American Depositary Shares CUSIP: 046353108
b)	Nature of the transaction	Purchase of AstraZeneca PLC American Depositary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$38.3056	1,000
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	29 April 2019
f)	Place of the transaction	NYSE

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in its main therapy areas - Oncology, CVRM and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña	UK/Global	+44 203 749 5916
Rob Skelding	UK/Global	+44 203 749 5821
Matt Kent	UK/Global	+44 203 749 5906
Jennifer Hursit	UK/Global	+44 203 749 5762
Christina M Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharma - Cardiovascular; Metabolism	+44 203 749 5711
Nick Stone	BioPharma - Respiratory; Renal	+44 203 749 5716
Josie Afolabi	Other	+44 203 749 5631
Craig Marks	Finance; Fixed Income	+44 7881 615 764
Jennifer Kretzmann	Retail Investors; Corporate Access	+44 203 749 5824
US toll-free		+1 866 381 72 77

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 01 May 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary